SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New President

(Rio de Janeiro, January 03, 2003). – PETROLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company, announces the appointment of Mr. José Eduardo de Barros Dutra, elected by the new Board of Directors, to the position of President of Petrobras, replacing Mr. Francisco Roberto André Gros.

“Curriculum Vitae”
Jose Eduardo de Barros Dutra

President of Petrobras — January 2003

Personal information

City And State Of Birth – Rio De Janeiro (RJ)Date
Of Birth – April 11, 1957
Marital Status– Judicially Separated
Occupation - Geologist, graduated from Universidade Federal Rural do Rio De Janeiro, in 1979.
Licensed from Companhia Vale Do Rio Doce.

Professional background

  Geosol – Geologia Sondagens Ltda.
  Period– 1980/1981
  Activity: geological mapping in Rio De Janeiro. Mining research in Marau (Ba).

  Petrobras Mineradora (Petromisa)
  Period– 1983/1990
  Activity: geological planning in the Taguari-Vassouras potassium mine, in the city of Rosário do Catete (Se).

  Companhia Vale do Rio Doce
  Period– 1990/1994
  Activity — geological planning in the Taguari-Vassouras potassium mine, in the city of Rosário do Catete (Se).

  Elected the "Geologist Of The Year", in 1988, by the Geologist Association Of Sergipe.

Political service

  Director of the DCE of the UFRJ, in the 70s.

  Member of the Geologist Association of Sergipe (Agese).

  President of The Miners Union of the State of Sergipe (Sindimina) in the period 1989/19t4.

  National director of the Workers Sole Central (CUT) in the period 1988-1990.

  Candidate to the Government of the State of Sergipe by the Workers Party in 1990 and 2002.

  Elected Senator for the State of Sergipe in 1994 for the 1995/2003 legislature.

  Member of the National Board of the Workers Party.

  President of the Regional Board of the PT-Se.

Parliamentary mandate

  Leader of PT (1996 and 1997).

  Leader of the Opposition Block (1997 and 2001).

  Member of the Committees of Constitution, Justice and Citizenship, Economic Affairs, Infrastructure, Education and Inspection and Control.

  Titular Member of the Judiciary (1999) and Mining Investigation Committee.

  Member of the Special Temporary Committee of the Transit Code.

  Originator of the requirements for the installation of the Investigation Committee of Banks, Privatization of Vale do Rio Doce and of the Corruption in FHC’s government.

  Originator of the laws ruling the donation of organs and remission of fines and deliberate dismissals against union directors of the oil tanker workers’ strike.

Main projects presented

  Supplementary Bill that obliges the financial institutions to render information to the Federal Revenue Service on the financial operations in amounts higher than 20 thousand UFIR’s.

  Project that democratizes the access to SIAFIi (Integrated Financial Management System) to allow all Brazilian citizens to obtain wide information about the financial management acts.

  Project that obliges the Brazilian Court Of Accounts (TCU) to inform the result of all audits evidencing irregularities and illegalities in the Federal Public Service to members of the Parliament, parties, unions and other institutions.

  Project that assures the free distribution of drugs and materials required for the application and monitoring capillary glycemia in individuals with diabetes.

  Project that grants the Legislative Power the authority for any desestatization operation of Vale do Rio Doce.

  Project that cancels the presidential decree on the procedures of public workers.

  Constitutional Amendment Project that expropriates, for the purposes of agrarian reform, the rural properties that employ slaving labor.

  Resolution Project Of The National Congress that regulates the choice of members of the Social Communication Council by The Legislative Power.

  Constitutional Amendment Proposal that eliminates union exclusivity and assures those organization their plurality and freedom of association.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update such forecasts in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.